As filed with the Securities and Exchange Commission on December 26, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hospitality Investors Trust, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44107J 108

(CUSIP Number of Class of Securities)

Jonathan P. Mehlman

Chief Executive Officer and President

Hospitality Investors Trust, Inc.

450 Park Avenue, 14th Floor

New York, New York 10022

(571) 529-6390

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven L. Lichtenfeld Proskauer Rose LLP 11 Times Square New York, New York 10036	Paul C. Hughes General Counsel and Secretary Hospitality Investors Trust, Inc. 450 Park Avenue, 14th Floor New York, New York 10022

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$6,750,000(a)	$840.38(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $840.38	Filing Party: Hospitality Investors Trust, Inc.
Form or Registration No.: 005-89944	Date Filed: November 15, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 25, 2017 (as amended, the “Schedule TO”). This Schedule TO relates to the offer by Hospitality Investors Trust, Inc., a Maryland corporation (the “Company”), to purchase up to 1,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to $6.75 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2017 (the “Original Offer to Purchase”) as amended and supplemented by Amendment and Supplement No. 1 thereto, dated November 15, 2017 (“Supplement No. 1,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together with any amendments or supplements thereto, constitute the “Offer”. Copies of the Original Offer to Purchase, the Letter of Transmittal and Supplement No. 1 were previously filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and Exhibit (a)(1)(E) respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment No. 2 is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

The following information is provided pursuant to Rule 13e-4(c)(4):

•	The Company has received the final results of the Offer, which expired at 5:00 p.m., New York City time, on December 22, 2017.
•	The Company has accepted for purchase 113,091 Shares properly tendered and not properly withdrawn prior to the expiration of the Offer at a purchase price of $6.75 per Share, for an aggregate purchase price of $763,366, excluding fees and expenses relating to the Offer. The 113,091 Shares accepted for purchase in the Offer represent approximately 0.29% of the Company’s 39,618,833 outstanding Shares as of December 26, 2017.
•	Computershare Trust Company, N.A. and Computershare Inc., the Depositary for the Offer, will promptly issue payment for the Shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 of this Schedule TO.

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Schedule TO.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2017	Hospitality Investors Trust, Inc.

	By:	/s/ Jonathan P. Mehlman
Jonathan P. Mehlman Chief Executive Officer and President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated October 25, 2017
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Form of Letter to Custodians
(a)(1)(D)*	Mailing Insert
(a)(1)(E) *	Amendment and Supplement No. 1 to Offer to Purchase dated November 15, 2017
(a)(2)(A)	Letter to Stockholders dated October 25, 2017 (incorporated by reference by reference to Exhibit 99.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on October 25, 2017)
(a)(2)(B) *	Press Release dated November 15, 2017
(a)(2)(C)	Webinar presentation for the quarter ended September 30, 2017 (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, as filed by the Registrant with the SEC on November 21, 2017)
(d)(A)	Amended and Restated Employee and Director Incentive Restricted Share Plan of Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 10.20 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017).
(d)(B)	Form of Restricted Share Unit Award Agreement (Officers) (incorporated by reference to Exhibit 10.21 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(C)	Form of Restricted Share Unit Award Agreement (Non-Employee Directors) (Exhibit 10.12 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)
(d)(D)	Form of Restricted Share Award Agreement (Non-Employee Directors) (Exhibit 10.13 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)
(d)(E)	Employment Agreement, dated as of March 31, 2017, by and between Jonathan P. Mehlman and Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 10.23 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(F)	Employment Agreement, dated as of March 31, 2017, by and between Edward T. Hoganson and Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(G)	Employment Agreement, dated as of March 31, 2017, by and between Paul C. Hughes and Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 10.25 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(H)	Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board, LLC (incorporated by reference to Exhibit 10.22 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(I)	Amended and Restated Bylaws of Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(J)	Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(K)	Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(L)	Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(M)	First Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P. dated as of July 10, 2017, by Hospitality Investors Trust, Inc., as general partner (Exhibit 10.11 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)

(d)(N)*	Second Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P. dated as of September 29, 2017, by Hospitality Investors Trust, Inc., as general partner
(d)(O)	Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(P)	Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on January 13, 2017)
(d)(Q)	Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on January 13, 2017)
(d)(R)	Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on January 13, 2017)
(d)(S)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.26 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(T)*	Amendment to Employment Agreement, dated as of August 10, 2017, by and between Jonathan P. Mehlman and Hospitality Investors Trust, Inc.
(d)(U)*	Amendment to Employment Agreement, dated as of August 10, 2017, by and between Edward T. Hoganson and Hospitality Investors Trust, Inc.
(d)(V)*	Amendment to Employment Agreement, dated as of August 10, 2017, by and between Paul C. Hughes and Hospitality Investors Trust, Inc.
(g)(A)*	Talking Points as of October 25, 2017
(g)(B) *	Updated Talking Points as of November 15, 2017

* Previously Filed with this Schedule TO.